International Commercial Television Inc. (a US publicly traded company)

Corporate Headquarters:
299 Madison Avenue N.
Suite C
Bainbridge Island, WA
98110
Phone: 206-780-8203
Fax: 206-780-8302

Operation Headquarters:
487 Devon Park Drive
Suite 212
Wayne, Pa. 19087
Phone: 484-598-2300
Fax: 484-598-2301

Website: www.ictvonline.com

September 21, 2010

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	International Commercial Television, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed August 18, 2010
File No. 0-49638

Dear Mr. Thompson:

In response to your comment letter dated August 23, 2010, regarding the above filing, the following changes have been made in our Form 8-K/A as filed:

Comment 1:  Please revise to disclose whether Amper’s report on the financial statements for the last two years ended December 31, 2009 and 2008 contained an adverse opinion or disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope, or accounting principles, and describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

We have revised the second paragraph as suggested.

Comment 2:  Please revise your disclosure regarding the period during which there were no disagreements with your former accountant and the period for which there were no reportable events.   This period should include the two most recent years and any subsequent interim period through the date of change of accountants.  Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

We have revised the fourth paragraph as suggested.

Comment 3:  EisnerAmper LLP does not appear to be registered with the PCAOB.  Please tell us if the combined firm of EisnerAmper intends to register with the PCAOB.

International Commercial Television Inc. (a US publicly traded company)

Corporate Headquarters:
299 Madison Avenue N.
Suite C
Bainbridge Island, WA
98110
Phone: 206-780-8203
Fax: 206-780-8302

Operation Headquarters:
487 Devon Park Drive
Suite 212
Wayne, Pa. 19087
Phone: 484-598-2300
Fax: 484-598-2301

Website: www.ictvonline.com

We understand from EisnerAmper that EisnerAmper LLP is now registered with the PCAOB.

Comment 4:  Please revise your disclosure regarding the period during which you did not consult with Eisner.  This period should include the two most recent fiscal years and any subsequent interim period through the date of engagement.

We have revised the third paragraph as suggested.

Comment 5:  Please file an updated letter from Amper as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation SK.

An updated letter is attached as an exhibit to our 8-K/A.

As requested in your comment letter dated August 23, 2010, this letter acknowledges our understanding that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the above filing

-	Commission staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard Ransom

Chief Financial Officer